EXHIBIT 12

CUMMINS INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six months ended
In millions	July 2, 2017	July 3, 2016
Earnings
Income before income taxes	$1,147	$1,040
Add
Fixed charges	78	74
Amortization of capitalized interest	1	1
Distributed income of equity investees	49	51
Less
Equity in earnings of investees	181	141
Capitalized interest	3	3
Earnings before fixed charges	$1,091	$1,022

Fixed charges
Interest expense(1)	$39	$35
Capitalized interest	3	3
Amortization of debt discount and deferred costs	1	1
Interest portion of rental expense(2)	35	35
Total fixed charges	$78	$74

Ratio of earnings to fixed charges(3)	14.0	13.8
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(1) The interest amount in the table above does not include interest expense associated with uncertain tax positions.
(2) Amounts represent those portions of rent expense that are reasonable approximations of interest costs.
(3) We have not issued preferred stock. Therefore, the ratio of earnings to combined fixed charges and preferred stock dividends are the same as the ratios presented above.